UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2017
Commission File Number 001-35297

Fortuna Silver Mines Inc.
(Translation of registrant’s name into English)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F  ☐             FORM 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortuna Silver Mines Inc.
(Registrant)

Date: February 9, 2017	By:	/s/ Jorge Ganoza Durant
Jorge Ganoza Durant
President and CEO

EXHIBIT INDEX

Exhibits:

99.1	News Release dated February 9, 2017 – Fortuna Silver Mines Closes US$74.8 Million Bought Deal Financing